Pacific Coast Capital, LLC

**Financial Statements and Supplementary Information
For the Year Ended December 31, 2021
(Confidential Pursuant to Rule 17a-5(e)(3))**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70364

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/21**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Pacific Coast Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5665 Meadows Road, Suite 200

(No. and Street)

Lake Oswego	**OR**	**97035**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Andreosky	**(503) 716-9380**	bandreosky@aldrichadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.

(Name – if individual, state last, first, and middle name)

80 Washington St, Bldg S	**Norwell**	**MA**	**02061**
(Address)	(City)	(State)	(Zip Code)

02/24/2009		**3373**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ~~_____~~
2. ~~_____~~
3. ~~_____~~
4. ~~_____~~
5. ~~_____~~
6. ~~_____~~

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ‿San Diego‿



DANIELLE M. WASHINGTON
Notary Public - California
San Diego County
Commission # 2304826
My Comm. Expires Sep 12, 2023

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this ‿23rd‿ day of ‿February‿, 20‿22‿,
by ⟶ Date ⟶ Month ⟶ Year

(1)‿Carl J. Pinkard II‿

(and (2)‿_____‿),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ‿_____‿
Signature of Notary Public

━━━━━━━━━━━━━━━━━━ **OPTIONAL** ━━━━━━━━━━━━━━━━━━

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ‿Annual Reports Form X-17A-5 III‿ Document Date: ‿2/23/2022‿

Number of Pages: ‿19‿ Signer(s) Other Than Named Above: ‿_____‿

OATH OR AFFIRMATION

I, Carl Pinkard _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pacific Coast Capital, LLC _____, as of December 31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
CEO _____

_____
Notary Public

This filing** contains (check all applicable boxes):
- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Pacific Coast Capital, LLC

December 31, 2021

Table of Contents



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Pacific Coast Capital, LLC
Lake Oswego, Oregon

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pacific Coast Capital, LLC, as of December 31, 2021, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pacific Coast Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Pacific Coast Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on page 10 through 14 has been subjected to audit procedures performed in conjunction with the audit of Pacific Coast Capital, LLC's financial statements. The supplemental information is the responsibility of Pacific Coast Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as Pacific Coast Capital, LLC's auditor since 2020.
Norwell, Massachusetts
February 25, 2022

PACIFIC COAST CAPITAL, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents [Note 2]	$	288,835
Total assets	$	288,835

LIABILITIES AND MEMBERS' EQUITY

Liabilites:

Current liabilities		
Accounts payable & Accrued expenses	$	96
Total liabilities		96
Members' equity :		
Members' equity		288,739
Total members' equity		288,739
Total liabilities and members' equity	$	288,835

The accompanying notes are an integral part of these financial statements

PACIFIC COAST CAPITAL, LLC

Statement of Operations
For the year ended December 31, 2021

REVENUE

Mergers & Acquisitions advisory fees	$	-
Total revenue	$	-

EXPENSES:

Employee compensation and benefits	$	47,676
Guaranteed payments		167,386
Professional fees		28,573
Regulatory fees and expenses		2,070
Other operating expenses		6,133
Total expenses	$	251,838
NET LOSS BEFORE INCOME TAXES	$	(251,838)
LLC fees & CA annual minimum tax [Note 4]	$	2,051
NET LOSS	$	(253,889)

The accompanying notes are an integral part of these financial statements

PACIFIC COAST CAPITAL, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2021

	Member's Equity	Net Loss	Contributions (Distributions)	Total Member's Equity
Beginning balance January 1, 2021	$ 288,430			$ 288,430
Member's contributions			254,198	254,198
Net Loss		(253,889)		(253,889)
Member's distributions	-		-	-
Ending balance December 31, 2021	$ 288,430	$ (253,889)	$ 254,198	$ 288,739

The accompanying notes are an integral part of these financial statements

PACIFIC COAST CAPITAL, LLC
Statement of Cash Flows
For the year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(253,889)
Adjustments to reconcile net loss to net cash provided/(used) by operating activities:		
Increase (decrease) in:		
Account payable & Accured Expenses		96
Total adjustments	$	96
Net cash used in operating activities	$	(253,793)

CASH FLOWS FROM FINANCING ACTIVITIES

Contributions		254,198
Net cash provided by financing activities	$	254,198
Increase in cash	$	405
Cash - beginning of year	$	288,430
Cash - end of period	$	288,835

The accompanying notes are an integral part of these financial statements

PACIFIC COAST CAPITAL, LLC
Notes to Financial Statements
December 31, 2021

Note 1: Organization

Pacific Coast Capital, LLC (the "Company") was organized in the State of Oregon on March 15, 2019. On April 10, 2020, the Company became registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company acts primarily as a mergers and acquisitions broker-dealer.

The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release No. 34-70073. The Company does not hold or carry customer funds or securities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2021, the Company had a cash balance of $288,835.

Revenue Recognition

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured. Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

6

Revenue Recognition (Continued)

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

C. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" on January 1, 2018.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2021, the Company maintains that no such contract liabilities existed nor were there any circumstances whereby significant judgement was needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Professional fees

As of December 31, 2021, the Company paid $28,573 in professional fees, which included legal, accounting, analysis, and consulting services.

Note 3: Securities owned

As of the statement of financial condition date the Company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The Company is registered to conduct business in California. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes for Federal and State income tax, all income or loss "flows through" to the member's individual income tax returns. However, provisions are made for the State of California's annual minimum tax and LLC fees that are reflected in these financial statements. As the tax obligations are passed through to its members, any audit or review considerations related to Internal Revenue Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Service assessments and statute of limitations thereof are borne by the Company's members.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Note 5: Fair Value Continued

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the

asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximate fair value due to their short-term highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 6: Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021 the Company had net capital and net capital requirements of $288,739 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was .0003 to 1 which is less than 15.1.

Note 7: Related party transactions

During the year ended December 31, 2021, an affiliated company paid expenses on behalf of the Company. Total expenses paid at December 31, 2021 was $254,198.

During the year ended December 31, 2021, the Company paid $10,000 to the affiliated company for these services.

Note 8: Subsequent Events

Management has evaluated subsequent events through February 25, 2022, the date which the financial statements were available to be issued.

As a result of the COVID-19 outbreak in the United States, the financial and operational challenges have risen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

Schedule I

PACIFIC COAST CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2021

NET CAPITAL

Total partners' equity		$ 288,739
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		288,739
Deductions:		
Nonallowable assets		
Prepaid expenses	-	
		-
Net capital before haircuts on securities positions		288,739
Haircuts on securities		
NET CAPITAL		**$ 288,739**

AGGREGATE INDEBTEDNESS

Other payable and accrued expenses, and others	96	
		96
Total aggregate indebtedness		$ 96

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		6
Minimum dollar required:		$ 5,000
Excess net capital		$ 283,739
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount		$ -
Ratio: Aggregate indebtedness to net capital		

Schedule I

PACIFIC COAST CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2021

Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report		$ 288,739
Adjustments:	-	
Net capital per above		$ 288,739

PACIFIC COAST CAPITAL, LLC
December 31, 2021

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073

The accompanying notes are an integral part of these financial statements



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pacific Coast Capital, LLC
Lake Oswego, Oregon

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Pacific Coast Capital, LLC the ("Company) identified that the Company does not claim an exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to receiving transaction-based compensation for merger and acquisition advisory services. (2) The Company stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customer; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on reliance on Footnote 74 of the SEC Release No. 34-70073 and in accordance with Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as Pacific Coast Capital, LLC's auditor since 2020.
Norwell, Massachusetts
February 25, 2022

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Members of
AICPA

PACIFIC COAST CAPITAL, LLC

EXEMPTION REPORT
December 31, 2021

Pacific Coast Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for merger and acquisition advisory services.

- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

- The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

- The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2021.

Pacific Coast Capital, LLC

I, Carl Pinkard, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Carl Pinkard, CEO

February 25, 2022